355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Munich
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
November 4, 2009	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.
Moscow

VIA EDGAR AND COURIER

Amanda Ravitz

Branch Chief – Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Live Nation, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed October 21, 2009
File No. 333-159991

Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 5, 2009
File No. 001-32601

Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 6, 2009
File No. 001-32601

Dear Ms. Ravitz:

On behalf of Live Nation, Inc. (“Live Nation”) we hereby submit responses to the Staff’s comments regarding Live Nation’s Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) filed on October 21, 2009 (“Amendment No. 3”), Live Nation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and Live Nation’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, as set forth in the Securities and Exchange Commission’s letter to Michael G. Rowles, Esq., dated October 30, 2009 (the “Comment Letter”). We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, Ticketmaster Entertainment, Inc. (“Ticketmaster Entertainment”) regarding the Staff’s comments to the Registration Statement. Additionally, herewith filed with EDGAR is a complete copy of Amendment No. 4 to the Registration Statement on Form S-4 (“Amendment No. 4”), including exhibits.

We are also providing via courier five copies of Amendment No. 4, including exhibits and two copies of Amendment No. 4 marked to show changes from Amendment No. 3. We are providing courtesy copies of Amendment No. 4 including a version marked for changes, to Claire Erlanger, Linda Cvrkel and John Stickel.

Amendment No. 4 incorporates changes responsive to the comments set forth in the Comment Letter. For your convenience, we have repeated each of the Staff’s comments in bold prior to the response. All references to page numbers and footnotes of the Registration Statement in the responses below each heading are to the pages or footnotes, respectively, in Amendment No. 4. The references to page numbers and footnotes of the Registration Statement in the headings are to Amendment No. 3.

Registration Statement on Form-4

Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger

Interests of Live Nation Directors and Executive Officers in the Merger, page 105

1.	We note from your disclosures on pages 107 through 115 that in October 2009, you entered into employment agreements or amendments to employment agreements with several of your Live Nation and Ticketmaster executives. Please explain to us how you have accounted for these employment agreements in your pro forma financial statements. For example, please provide us a detailed list by executive of how you have accounted for the stock options and restricted stock that will vest in full upon the Merger in footnote (o) to the notes to the pro forma financial statements. Also, please tell us how you have accounted for the cash bonuses and stock grants that will be paid to Mr. Rapino and Mr. Azoff at the time of the Merger. Finally, please explain you have accounted for the Front Line put rights disclosed on page 115 in the pro forma financial statements.

The Staff is respectfully advised that the table below details by person the pro forma adjustment related to the Live Nation stock options and restricted stock that will vest upon the completion of the Merger.

Executive Name	Number of Awards			Pro Forma Adjustment (in thousands)
	Stock Options	Restricted Stock	Performance- based Restricted Stock

Michael Rapino	1,005,000	383,750	300,000	$6,307

Kathy Willard	60,000	60,000	—	$740

Michael Rowles	50,000	31,250	25,000	$527

John Hopmans	200,000	—	—	$628

Non-officer employee	68,750	—	—	$157

	1,383,750	475,000	325,000	$8,359

The Staff is further respectfully advised that a table and related footnotes have been added to footnote (y) on pages 336 to 338 to provide details related to the post-Merger impacts of Messrs. Rapino’s and Azoff’s employment agreements, including the cash bonuses and stock grants. Please see discussion of the accounting for the Front Line put rights in footnote (q) on page 330.

Note 2. Pro Forma Adjustments, page 326

2.	We note from your response to our prior comment 30 that the agreements that are directly attributable to the Merger are the agreements regarding the terms of employment with Messrs. Rapino and Azoff and the pro forma financial statements have been revised to give effect to such employment agreements. However, we do not believe that your adjustment and disclosure in footnote (y) and (y1) are consistent with your response. Please explain to us the nature and amounts included in the “expense for expected recurring impact of salary and bonus adjustments and equity awards to management in connection with the merger.” We would expect that the adjustment in footnote (y) would be for the incremental amounts to be incurred due to the agreements with Messrs. Rapino and Azoff, assuming the Merger took place on January 1, 2008 rather than at the date of the Front Line acquisition. Please revise your pro forma adjustment to include these amounts, as well as to explain the nature and terms of these new agreements. Also, your disclosure in Note 1 on page 321 that the financial impacts related to new employment agreements have not been included in the unaudited pro forma financial statements, should be removed, as applicable.

The Staff is respectfully advised that the “expense for expected recurring impact of salary and bonus adjustments and equity awards to management in connection with the Merger” in footnote (y) on page 336 includes the incremental amounts of salary and other compensation-related items to be incurred due to the agreements with Messrs. Rapino and Azoff, assuming the Merger took place on January 1, 2008. The $12.03 million for the year ended December 31, 2008 includes $2.502 million for Mr. Rapino, representing the incremental expense for the full year 2008, and $9.528 million for Mr. Azoff, representing the incremental expense for the full year 2008.

The Staff is respectfully advised that the pro forma adjustments for 2008 related to the compensation for the Ticketmaster Entertainment Chief Executive Officer, Mr. Azoff, have been updated to include the incremental expense for the twelve months in 2008. The historical financials for Ticketmaster Entertainment include two months of expense related to Mr. Azoff in 2008 as he did not become an employee of Ticketmaster Entertainment until the date of the Front Line acquisition on October 29, 2008 at which time he also became Chief Executive Officer of Ticketmaster Entertainment. The awards and compensation granted to Mr. Azoff in connection with the Merger would not necessarily have been the same compensation and awards that another Chief Executive Officer would have been granted because of the Front Line acquisition.

Live Nation has revised footnote (y) on pages 336 to 338 to provide more information regarding the nature of the amounts included. In addition, the disclosure in Note 1 on page 321 has been revised as noted in the Staff’s comment.

Footnote (g), page 327

3.	We note that you have revised your disclosure to include a liability for expected cash payments to management in connection with the merger of $5 million. Please explain to us and revise footnote (g) to disclose the nature of this amount and how the amount was calculated or determined. Your response should also specifically explain which executives will received these cash payments.

The Staff is respectfully advised that the $5.0 million liability for expected cash payments to management relates to one-time cash bonuses for the Live Nation Chief Executive Officer and the Ticketmaster Entertainment Chief Executive Officer. The disclosure in footnote (g1) and (g2) on page 327 has been revised in response to the Staff’s comment.

Footnote (j), page 327

4.	We note that you have revised your disclosure to include a liability related to the restricted stock guarantee to the Ticketmaster Entertainment CEO in connection with the merger. Please explain to us and revise footnote (j) to disclose the nature of this amount and how the amount was calculated or determined.

The Staff is respectfully advised that the restricted stock guarantee to the Ticketmaster Entertainment Chief Executive Officer in connection with the Merger is a modification of a previous restricted stock award issued to him as part of the Front Line acquisition. Ticketmaster Entertainment issued one million restricted shares of Ticketmaster Entertainment common stock to the Ticketmaster Entertainment Chief Executive Officer which generally vest in full on the fifth anniversary of the issuance date. In connection with the Merger, Ticketmaster Entertainment agreed to guarantee a valuation of the one million restricted shares of Ticketmaster Entertainment common stock of no less than $15.0 million upon a specified measurement date. As a result of the guarantee, the award should be classified as a liability. In accordance with SFAS No. 123R, Live Nation has recognized a liability that is equal to the modified award’s modification-date fair value, multiplied by the percentage of the requisite service provided. The modification-date fair value of $18.293 million was calculated as the present value of the $15.0 million guaranteed value plus the estimated fair value related to the potential growth of the underlying restricted common shares in excess of the $15.0 million guarantee. As of June 30, 2009, the Ticketmaster Entertainment Chief Executive Officer has provided approximately eight months of the sixty-month requisite service period. The disclosure in footnote (j) on page 328 has been revised in response to the Staff’s comment to disclose the nature of this amount and how the amount was calculated.

Footnote (l), page 328

5.	We note from your response to our prior comment 33 and revised disclosure in footnote (l) that you have disclosed that approximately $22,000 of compensation expense and resulting increase in liability will be recognized on a straight-line basis through October 1, 2013. Please tell us, and revise your disclosure to indicate how you calculated or determined the $22,000 amount.

The Staff is respectfully advised that the $21.991 million of compensation expense and the resulting increase in liability to be recognized through October 1, 2013 is a result of the conversion of the Ticketmaster Entertainment Series A preferred stock into a Ticketmaster Entertainment note bearing interest at 3% per annum. This change in award from an equity instrument to a liability instrument qualifies as a modification in accordance with SFAS No. 123R. As a result, on the modification date, a liability is recognized equal to the portion of the award attributed to past service multiplied by the award’s fair value. A pro forma adjustment of $13.009 million has been recorded to classify, as a note, the fair value of that portion of the Ticketmaster

Entertainment Series A preferred stock allocated to the requisite service period that has accreted through June 30, 2009. The difference between the face value of the $35.0 million note and the opening liability of $13.009 million in acquisition accounting, results in remaining unrecognized compensation expense of $21.991 million, which subsequent to the modification, will be recognized over the remaining service period with a resulting increase in the liability on a straight-line basis through October 1, 2013. The disclosure in footnote (l) on page 328 has been revised in response to the Staff’s comment.

Footnote (o), page 329

6.	We note that you have revised your disclosure to include an adjustment to retained deficit for the expense for expected cash payment to management in connection with the merger. Please explain to us, and revise footnote (o) to explain the nature of this adjustment and how you calculated or determined the amount. Also, please explain why this amount is only $3,000 when the disclosures on pages 107 and 113 indicate that bonuses of $3,000 and $2,000 will be paid to Mr. Rapino and Mr. Azoff, respectively, upon completion of the merger. Please advise or revise as appropriate.

The Staff is respectfully advised that the $3 million expense for an expected cash payment to management relates to a one-time cash bonus for the Live Nation Chief Executive Officer. Since this is a one-time cash bonus under the terms of his post-Merger employment agreement, Live Nation, as the accounting acquirer, has reflected this as an adjustment to Retained Deficit in the pro formas. Also, upon completion of the Merger, the Ticketmaster Entertainment Chief Executive Officer will receive a one-time cash bonus of $2 million under the terms of his current employment agreement. This adjustment has been recorded in acquisition accounting as it is considered an acquired liability since it is a commitment entered into by Ticketmaster Entertainment prior to the Merger. The disclosure in footnote (o1) on page 329 has been revised in response to the Staff’s comment.

Footnote (q), page 329

7.	We note that you have revised your disclosure in footnote (q) to indicate that the adjustment includes a reclassification from noncontrolling interest to redeemable noncontrolling interest related to the Ticketmaster Entertainment CEO’s employment agreement in connection with the Merger. Please explain to us and revise footnote (q) to disclose the amount of the adjustment related to the fair value adjustment and the amount related to the reclassification from noncontrolling interest to redeemable noncontrolling interest. Also, please explain how you calculated or determined the amount of the reclassification from noncontrolling interest to redeemable noncontrolling interest.

The Staff is respectfully advised that the reclassification to redeemable noncontrolling interest relates to the equity instruments in Front Line owned by Mr. Azoff which were modified as part of his new employment agreement to now include a redemption feature. Prior to his employment agreement, 50% of the Front Line common stock, restricted common stock and options owned by Mr. Azoff included a redemption feature. The remaining 50% of the Front Line common stock that did not include a redemption feature was accounted for in noncontrolling interests and the restricted common stock and options that did not include a redemption feature that had not vested and/or been exercised were accounted for in additional paid-in capital. Following the modifications to include a redemption feature in 100% of the equity instruments, it was determined that 50% of the instruments that did not include a redemption feature should now be accounted for as redeemable noncontrolling interests. The $8.266 million reclassification from noncontrolling interests to redeemable noncontrolling interests represents the estimated fair value of the 5,271 Front Line common shares owned by Mr. Azoff that had been previously accounted for in noncontrolling interests. The $1.773 million reclassification from additional paid-in capital to redeemable noncontrolling interests is equal to the inception-to-date compensation expense recognized for the 50% of the restricted common stock and options in Front Line that did not previously include a redemption feature.

The disclosure in footnote (q) on page 330 has been revised to disclose the amount of the fair value adjustment and the amount related to the reclassification from noncontrolling interests to redeemable noncontrolling interests.

Adjustments to Statements of Operations, Page 329

Footnote (u2), page 332

8.	We note from your response to our prior comment 37 that you have clarified and revised the disclosure in footnote (u2) to conclude that the deferred financing fees have no fair value and are eliminated in acquisition accounting as opposed to accounting for the loss as an extinguishment of debt upon consummation of the merger. However, it appears that your disclosure in footnote (u2) has not been revised to include this information and in fact appears to have removed all discussion of these deferred financing fees. Please advise or revise accordingly.

The Staff is respectfully advised that the elimination in acquisition accounting of short-term and long-term deferred financing fees is disclosed in footnotes (a) and (e), respectively, on page 326. The only impact to interest expense related to these deferred financing fees is the reversal of the amortization expense previously recognized in the pro forma periods as disclosed in footnote (u3).

Footnote (u4), page 332

9.	Please disclose in footnote (u4) the amount of the debt discount associated with the Ticketmaster Senior Notes that is being amortized over the term of the notes to interest expense.

The Staff is respectfully advised that the disclosure in footnote (u4) on page 334 has been revised in response to the Staff’s comment to disclose the amount of the debt discount associated with the Ticketmaster Entertainment Senior Notes that is being amortized over the term of the notes to interest expense.

Footnote (u5), page 333

10.	As the exchange of the note for the Ticketmaster Series A Preferred stock appears to be directly related to the Live Nation/Ticketmaster merger transaction, please revise to reflect this adjustment for the entire annual period rather than from the date of the Frontline transaction. Also, please explain in footnote (u5) how this amount was calculated or determined.

Live Nation has revised footnote (u5) on page 334 to explain how the pro forma adjustment was calculated and has revised the adjustment to include the expense for the full year in 2008.

Footnote (w), page 333

11.	We note from your response to our prior comment number 39 that based on the current legal and tax structure of Live Nation and Ticketmaster and the expected structure of the combined company post-merger, the companies are not expected to file a consolidated tax return and accordingly, the tax impacts of the pro forma adjustments have been computed on a separate company basis. Please revise footnote (w) to disclose this matter and the fact that the pro forma adjustments for the tax provision were computed on this basis.

The disclosure in footnote (w) on page 335 has been revised in response to the Staff’s comment.

Footnote (y), page 333

12.	We note from footnote (y) that you have now included an adjustment for the impact of salary and bonus adjustments and equity awards to management in connection with the merger. Please revise footnote (y) to explain in further detail how this component of adjustment (y) was calculated or determined.

The Staff is respectfully advised that a table and related footnotes have been added to footnote (y) on pages 336 to 338 to provide details related to the post-Merger impacts of the salary and bonus adjustments and equity awards for Messrs. Rapino and Azoff.

13.	Also, we also note from the disclosure in footnote (y1) that the pro forma adjustment for 2008 for the Ticketmaster Entertainment Chief Executive Officer’s compensation is for the period from the Frontline acquisition on October 29, 2008 through December 31, 2009. As the changes in compensation being made appear to be directly attributable to the Live Nation/Ticketmaster merger, please revise the adjustments for Ticketmaster Entertainment Chief Executive Officer’s compensation so that it is for the full annual period rather than from the date of the Frontline acquisition.

Live Nation has revised footnote (y1) on pages 336 to 338 to explain how the pro forma adjustment was calculated and has revised the adjustment to include the expense for the full year in 2008.

14.	In addition, please revise footnote (y) to explain in further detail how the adjustments for the amounts being reclassified from compensation to interest expense for each period were calculated or determined.

The Staff is respectfully advised that Live Nation has revised footnote (u5) on page 334, to provide further detail regarding how the pro forma adjustment related to interest expense was calculated. In addition, Live Nation has also revised footnote (y) on page 336 to remove the amount and discussion of reclassifications from compensation to interest expense. Furthermore, footnote (y1) on pages 336 to 338 has been expanded to disclose the amount of compensation expense related to the Ticketmaster Entertainment Note.

Audited Financial Statements of Ticketmaster Entertainment for the year ended December 31, 2008

Note 2. Summary of Significant Accounting Policies

Non-Controlling Interests in Consolidated Financial Statements

15.	We note from your response to our prior comment 41 that you will file amendments to the quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to correct the classification of noncontrolling interests, and you expect these to be filed by November 9, 2009. Please file these amendments prior to the planned effectiveness of your Form S-4 Registration statement.

The Staff is respectfully advised that Ticketmaster Entertainment will file amendments to its quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to correct the classification of noncontrolling interests prior to the planned effectiveness of the Registration Statement.

Live Nation Financial Statements for the years ended December 31, 2008, 2007 and 2006

Note 6. Investments

16.	We note from your response to our prior comment 45 that there is a difference in the amount recorded in Live Nation’s financial statements for its share of Delirium’s earnings and the amount calculated as 50% of Delirium’s operating loss as reported in Delirium’s financial statements. Please revise future filings to include disclosure of the nature and amount of this difference that occurs in accounting for this equity method investment.

The Staff is respectfully advised that Live Nation will revise future filings, as appropriate, to include disclosure of the nature and amount for differences that occur in accounting for its equity investments.

Exhibit 8.1

17.	Refer to the second sentence of the second paragraph of the opinion. Counsel generally may not rely upon others for anything other than factual matters. As such, the fact that counsel has not made an independent investigation of and “statements, covenants, representations and warranties” set forth in the referenced documents is inappropriate since they may contain legal conclusions or other items upon which counsel is not entitled to rely. Please revise. Please also revise assumption paragraph number 3 on page 2 and number 2 on page 3 in accordance with this comment.

The disclosure in the second paragraph on page 1 of the opinion, as well as the disclosure in assumption paragraph number 3 on page 2 of the opinion and assumption paragraph number 2 on page 3 of the opinion, have been revised in response to the Staff’s comment.

18.	Please have counsel explain supplementally what is meant by “valid” in paragraph number 1 on page 2 of the opinion.

The disclosure in assumption paragraph number 1 on page 2 of the opinion has been revised to delete the word “valid” in response to the Staff’s comment.

19.	Please have counsel explain supplementally the need for the final clause of assumption paragraph 2, since it appears to be a legal conclusion forming the basis of the opinion.

The final clause in assumption paragraph number 2 on page 2 of the opinion has been deleted in response to the Staff’s comment.

20.	Please revise assumption paragraph number 1 to exclude the company from the assumption about due execution and delivery.

Assumption paragraph number 1 has been revised in response to the Staff’s comment.

21.	Please delete the final paragraph on page 3 as it casts doubt upon an investor’s right to rely on the opinion, despite the subsequent paragraph.

The final paragraph of the opinion has been revised in response to the Staff’s comment.

Exhibit 8.2

22.	Please have counsel revise the second full paragraph of the opinion and all assumptions contained therein, to reflect the fact that counsel generally may not rely upon others for anything other than factual matters.

The disclosure in the second paragraph of the opinion has been revised in response to the Staff’s comment.

23.	Please have counsel explain supplementally the need for the assumption contained in clause (v), since it appears to be a legal conclusion forming the basis of the opinion.

The assumption referenced in the Staff’s comment has been deleted in response to the Staff’s comment.

24.	Please delete the first sentence of the final paragraph as it casts doubt upon an investor’s right to rely on the opinion.

The disclosure in the final paragraph of the opinion has been revised in response to the Staff’s comment.

Exhibit 99.6

25.	We note your response to our prior comment number 46; however, the consent still attempts to limit reliance. Please remove any limitation or suggested limitation on reliance by investors.

The consent has been revised in response to the Staff’s comment. The revised and updated consent is filed as Exhibit 99.6 to the Registration Statement.

Live Nation acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the companies from their full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

the companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (213) 891-8680.

Sincerely,

/s/ James P. Beaubien
James P. Beaubien

cc:	Michael G. Rowles, Esq. (Live Nation, Inc.)
Chris Riley, Esq. (Ticketmaster Entertainment, Inc.)
Pamela S. Seymon, Esq. (Wachtell, Lipton, Rosen & Katz)